

ROGERS&ASSOCIATES
professional services firm

Unaudited Financials

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors:

ZIPZAP, INC
21 ORINDA WAY #C-260
ORINDA, CA 94563

We have reviewed the accompanying balance sheet of ZIPZAP, INC as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Rogers & Associates, CPA
Certified Public Accountant

Rogers & associates CPA

April 13, 2017


ZIPZAP, INC
Balance Sheet
As of December 31, 2016



Assets


Current Assets

Cash and Cash Equivalents	$	6,174.72
Net Receivables		2,952.00
Inventory		23,615.44
Total Current Assets		32,742.16
Property and Equipment		
Net Property and Equipment		0.00
Total Assets	$	32,742.16

ZIPZAP, INC
Balance Sheet
As of December 31, 2016

Liabilities and Stockholders' Equity

Current Liabilities

Accrued Interest on Notes (Convertible Notes)	$	165,548.33
Short Time Debt (Convertible Notes 1 Year)		2,159,500.00
Total Current Liabilities		2,325,048.33

Long-Term Liabilities

Long Term Notes Payable (Safahi)		606,045.50
Total Long-Term Liabilities		606,045.50
Total Liabilities		2,931,093.83

Stockholders' Equity

Capital Stock		133,629.00
Other Equity		(198,729.66)
Retained Earnings		(2,833,251.01)
Total Stockholders' Equity		(2,898,351.67)
Total Liabilities and Stockholders' Equity	$	32,742.16

ZIPZAP, INC
Income Statement
Accrual Basis

	1 Year Ended **December 31, 2016**
Sales	
Revenue	$ 14,427.11
Total Sales	14,427.11
Cost of Goods Sold	
Cost of Goods Sold	53,750.54
Refund	399.86
Total Cost of Goods Sold	54,150.40
Gross Profit	(39,723.29)
Operating Expenses	
Contractors	11,922.95
Selling, General & Administartion	92.85
Telecom	445.00
Security Verification	538.10
Legal Fees & Licenses	1,381.25
Payment/Network Fees	5,913.49
Bank Service Charge	750.45
Travel & Entertainment	4,704.54
Shipping & Mailing	473.14
Miscellaneous	766.67
Total Operating Expenses	26,988.44
Operating Income (Loss)	(66,711.73)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(66,711.73)
Net Income (Loss)	$ (66,711.73)

ZIPZAP, INC
Statement of Cash Flows
Accrual Basis
For the 1 Year Ended December 31, 2016

Cash Flows from Operating Activities

Net Income (Loss)	$	(66,711.73)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of		
Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(13,753.84)
Total Adjustments		(13,753.84)
Net Cash Provided By (Used In)		
Operating Activities		(80,465.57)

Cash Flows from Investing Activities

Net Cash Provided By (Used In)	
Investing Activities	0.00

Cash Flows from Financing Activities

Notes Payable Borrowings	(32,500.00)
Net Cash Provided By (Used In)	
Financing Activities	(32,500.00)
Net Increase (Decrease) In	
Cash and Cash Equivalents	(112,965.57)
Beginning Cash and Cash Equivalents	57,392.15
Ending Cash and Cash Equivalents	$ 6,174.72


ZIPZAP, INC
Balance Sheet
As of December 31, 2016 and 2015



Assets


	2016	2015
Current Assets		
Cash and Cash Equivalents	$ 6,174.72	$ 57,392.15
Net Receivables	2,952.00	2,952.00
Inventory	23,615.44	23,615.44
Total Current Assets	32,742.16	83,959.59
Property and Equipment		
Net Property and Equipment	0.00	0.00
Total Assets	$ 32,742.16	$ 83,959.59

ZIPZAP, INC
Balance Sheet
As of December 31, 2016 and 2015

Liabilities and Stockholders' Equity

	2016	2015
Current Liabilities		
Accounts Payable	$ 0.00	$ 13,753.84
Accrued Interest on Notes (Convertible Notes)	165,548.33	165,548.33
Short Time Debt (Convertible Notes 1 Year)	2,159,500.00	2,159,500.00
Total Current Liabilities	2,325,048.33	2,338,802.17
Long-Term Liabilities		
Long Term Notes Payable (Safahi)	606,045.50	573,545.50
Total Long-Term Liabilities	606,045.50	573,545.50
Total Liabilities	2,931,093.83	2,912,347.67
Stockholders' Equity		
Capital Stock	133,629.00	133,629.00
Other Equity	(198,729.66)	(195,477.70)
Retained Earnings	(2,833,251.01)	(2,766,539.38)
Total Stockholders' Equity	(2,898,351.67)	(2,828,388.08)
Total Liabilities and Stockholders' Equity	$ 32,742.16	$ 83,959.59


ZIPZAP, INC
Income Statement
Accrual Basis


Unaudited Financials

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Sales		
Revenue	$ 14,427.11	$ 145,226.39
Web Hosting Income	0.00	856.35
Total Sales	14,427.11	146,082.74
Cost of Goods Sold		
Cost of Goods Sold	53,750.54	10,051.02
Refund	399.86	205.00
Total Cost of Goods Sold	54,150.40	10,256.02
Gross Profit	(39,723.29)	135,826.72
Operating Expenses		
Salaries/Wages Expense	0.00	99,709.70
Contractors	11,922.95	50,242.57
Selling, General & Administartion	92.85	2,605.93
Marketing & Advertising	0.00	2,540.62
Rent	0.00	8,500.00
Telecom	445.00	421.38
Duplicating	0.00	255.92
Security Verification	538.10	808.19
Accounting Fees	0.00	500.00
Legal Fees & Licenses	1,381.25	4,180.64
Office Expense	0.00	802.04
Payment/Network Fees	5,913.49	11,039.54
Bank Service Charge	750.45	2,753.36
Travel & Entertainment	4,704.54	11,680.97
Shipping & Mailing	473.14	1,796.30
Miscellaneous	766.67	9,040.29
Total Operating Expenses	26,988.44	206,877.45
Operating Income (Loss)	(66,711.73)	(71,050.73)
Other Income (Expenses)		
Total Other Income (Expenses)	0.00	0.00
Net Income (Loss) Before Taxes	(66,711.73)	(71,050.73)
Net Income (Loss)	$ (66,711.73)	$ (71,050.73)

ZIPZAP, INC
Statement of Cash Flows
Accrual Basis
For the 1 Year Ended December 31, 2016 and 2015

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Cash Flows from Operating Activities		
Net Income (Loss)	$ (66,711.73)	$ (71,050.73)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of		
Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable	0.00	0.88
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(13,753.84)	0.00
Total Adjustments	(13,753.84)	0.88
Net Cash Provided By (Used In)		
Operating Activities	(80,465.57)	(71,049.85)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In)		
Investing Activities	0.00	0.00
Cash Flows from Financing Activities		
Notes Payable Borrowings	32,500.00	0.00
Proceeds from Sale of Stock	0.00	133,629.00
Net Cash Provided By (Used In)		
Financing Activities	32,500.00	133,629.00
Net Increase (Decrease) In		
Cash and Cash Equivalents	(47,965.57)	62,579.15
Beginning Cash and Cash Equivalents	57,392.15	107,576.28
Ending Cash and Cash Equivalents	$ 6,174.72	$ 57,392.15

ZIPZAP, INC
Statement of Retained Earnings
Accrual Basis

Unaudited Financials

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Beginning Retained Earnings	$ (2,766,539.38)	$ (2,778,203.07)
Plus Net Income	(66,711.73)	(71,050.73)
Current Year Retained Earnings	0.10	82,714.42
Less Dividends Paid	0.00	0.00
Ending Retained Earnings	$ (2,833,251.01)	$ (2,766,539.38)

Unaudited Financials

Liquidity Ratios

Current Ratio	0.01	Number of times short-term assets cover short-term liabilities - Measures liquidity
Working Capital	$ (2,292,306.17)	Amount current assets exceed current liabilities
Acid Test Ratio	0.00	Number of times cash, accounts receivable, and marketable securities cover short-term debt - Measures immediate liquidity
Defensive Interval Days	0.00	Measures the length of time a company can operate on present liquid assets without resorting to revenues from next year's sources
Altman Z-Score Retail	(762.27)	Numerical ranking that predicts the bankruptcy potential of a company
Altman Z-Score Manufacturing	(129.80)	Numerical ranking that predicts the bankruptcy potential of a company
Accounts Receivable to Working Capital	0.00	Measures the dependency of working capital on the collection of receivables
Inventory to Working Capital	(0.01)	Measures the dependency of working capital on inventory
Long-Term Liabilities to Working Capital	(0.26)	Measures the degree to which long-term borrowings have been used to replenish working capital verses fixed asset acquisition
Sales to Working Capital	(0.01)	Measures the dependency of working capital on sales

Activity Ratios

Accounts Receivable Turnover	4.89	Number of times receivables turn over in a year
Number of Days Sales in Receivables	0.00	Average length of time receivables are outstanding
Number of Days Sales in Inventory	0.00	Average length of time product is in inventory
Inventory Turnover	2.29	Number of times inventory turns over during the year and needs replacement
Operating Cycle Days	0.00	Measures the length of time it takes to convert products and services into cash
Accounts Payable Turnover	7.87	Number of times accounts payable are converted to cash each year
Days' Cost of Sales in Payables	0.00	Measures the average age of accounts payable and indicates the bill paying pattern of the company

Net Sales to Assets	0.25	Measures the effectiveness of the asset base in producing sales
Depreciation as a Percent of Fixed Assets	0.00%	Indicates reasonableness and consistency of depreciation expense over time
Repairs and Maintenance as a Percent of Fixed Assets	0.00%	Indicates reasonableness in identifying classification errors between capital expenditures
Accumulated Depreciation as a Percent of Fixed Assets	0.00%	Measures the cumulative percentage of productive asset costs allocated to operations
Net Property and Equipment to Owners' Equity	0.00%	Measures the extent to which investors' capital was used to finance productive assets

Profitability Ratios

Gross Profit Percentage	(275.34%)	Indicates how much of each sales dollar is available to cover operating expenses and contribute to profit
Profit Margin Sales	(462.41%)	Measure of profitability - Indicator of efficiency
Rate of Return on Total Assets	(114.33%)	Measures the effectiveness of the asset base in producing net income
Rate of Return on Stockholders' Equity	2.33%	Indicates the interest rate earned on stockholders' equity
Retention Ratio	100.00%	Measures the percentage of net income retained for future growth and expansion
Potential Growth Ratio	2.36%	Predicts the maximum future growth rate based on current results
Dividend Yield	0.00%	Measures the rate earned by stockholders based on the current stock price

Coverage Ratios

Debt Ratio	8952.05%	Measures the percentage of assets financed through borrowing and the extent of trading on equity
Owners' Equity Ratio	(8852.05%)	Measures the portion of total assets provided by the company's investors
Equity Multiplier	(0.01)	Measures the dollars of total assets for each dollar of stockholders' equity
Debt to Equity	(1.01)	Measures relative use of borrowed funds as compared to resources invested by the owners

ZIPZAP, INC
Standard Financial Ratios
As of December 31, 2016

Earnings before Interest and Taxes	$	(66,711.73)	Measures the operating profit of a company before the effects of financing costs and income taxes
Number of Times Interest Charges Earned		0.00	Relates earnings before income taxes and interest
Interest to Net Income before Interest		0.00	Measures the effect of leverage on net income
Book Value per Share	$	0.00	Measures net assets as reported on firm's books applicable to each share of common stock
Earnings per Share	$	0.00	Amount of earnings applicable to a share of stock
Price-Earnings Ratio		0.00	Indicates whether the price of the stock is in line with its earnings

ZIPZAP, INC
Notes to Financial Statements
December 31, 2016

Unaudited Financials

1. Accounting Policies

These financial statements have been prepared in accordance with the Generally Accepted Accounting Principles. A summary of ZIPZAP, INC's accounting policies are as follows:

Inventories are stated at lower of cost or market, determined by the first-in first-out method.

Automobiles, furniture and fixtures, equipment, and buildings are stated at cost, less accumulated depreciation or amortization computed on the straight-line method, and are depreciated over their estimated useful lives of three to ten years.

2. Property and Equipment

Property and equipment at December 31, 2016 and 2015 consist of:

	2016	2015
	0.00	0.00
	$ 0.00	$ 0.00

Depreciation of property and equipment for the years ended December 31, 2016 and 2015 were: